新華財經
XINHUA FINANCE

06016602

Date : 1 September 2006

RECEIVED
SEC MAIL PROCESSING
SEP 06 2006
WASH, D.C. 209 SECTION

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re : Xinhua Finance Limited (the "Company") – SEC File # 82-34883
Information Required to be Filed Pursuant to
Rule 12g3-2(a)(1)(iii) of the Securities Exchange Act of 1934

Ladies and Gentlemen :

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we provide herewith copies of the documents listed in Exhibit A.

Neither this letter, the information or documents attached, nor any other information furnished to the SEC shall be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Nor shall this letter or information constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions, please contact the undersigned at (852) 3196-3939.

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

Yours faithfully,

John McLean
General Counsel

Encl.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

EXHIBIT A

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

	Document	Date	Entity
1.	Announcement regarding the expansion of advertising cooperation	April 20, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
2.	Announcement regarding the completion of the acquisition of PRC Advertising Company by Beijing Taide	June 8, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
3.	Announcement regarding the making of second payment for acquisition of Chinese advertising group, Ming Shing International Limited	June 8, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
4.	Extraordinary report regarding the issuance of shares for the acquisition of equity interest in Beijing Jing Guang Xin Cheng Advertising Company Ltd.	June 9, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
5.	Extraordinary report regarding the issuance of shares for the acquisition of Ming Shing International Limited	June 9, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)

6.	Announcement regarding the purchase of a leading China market research company	June 14, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
7.	Annual Securities Report	June 28, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
8.	Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated July 11, 2005	June 29, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
9.	Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated July 29, 2005	June 29, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
10.	Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated October 5, 2005	June 29, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs)

			Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
11.	Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated January 31, 2006	June 29, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
12.	Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated February 16, 2006	June 29, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
13.	Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated March 24, 2006	June 29, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
14.	Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated May 10, 2006	June 29, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange

			(pursuant to the Securities and Exchange Law)
15.	Announcement regarding the purchase of Praedea Solution Inc.	July14, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
16.	Announcement regarding the completion of the acquisition of leading PRC risk management company	July 26, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
17.	Announcement regarding the new shareholder - State Council's China Development Research Foundation	July 31, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
18.	Announcement regarding the completion of the purchase of leading China market research company	August 1, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
19.	Announcement regarding the completion of the acquisition of Praedea Solutions, Inc.	August 1, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
20.	Announcement regarding the partnering with Beijing Review Magazine	August 7, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
21.	Announcement regarding the investment in leading provider of independent investment research and proxy advisory and voting services	August 9, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
22.	Announcement regarding financial results for the first half of 2006	August 14, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)
23.	TDNet Announcement regarding summary of business results for the six months ending June 20, 2006	August 14, 2006	Tokyo Stock Exchange (pursuant to the Timely disclosure Regulation)

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance subsidiary expands advertising cooperation

SHANGHAI, April 20, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced that its wholly owned subsidiary Beijing Taide Advertising Company Ltd ("Taide") has reached an agreement to expand its advertising agreement with PRC advertising company Beijing Jing Guang Xin Cheng Advertising Company Ltd (Xin Cheng) through an investment in the company.

Taide will acquire 50% of the equity of Xin Cheng in return for an initial payment of RMB 80,000,000 (approximately US$10,000,000) of which 50% is to be in cash and 50% to be in Xinhua Finance shares. A subsequent payment may be payable in 2007 depending on Xin Cheng's financial performance in 2006. (See below "Transaction Details: 2. Method of the acquisition")

The advertising rights held by Xin Cheng generated US$10 million and US$1 million in revenue and net income in 2005 respectively, and Taide and Xin Cheng's management expects these advertising rights to generate revenue and net income of US$11 million and US$2.0 million respectively for 2006.

Xinhua Finance CEO Fredy Bush said she was pleased that the cooperation between Taide and Xin Cheng is being expanded as advertising spending continues to grow in China, especially from international advertisers. Xinhua Finance clients, through Xin Cheng, will be able to place advertisements into a high net worth demographic in China.

The owner of Xin Cheng, the Shandong Sanlian Group, said it was pleased to be able to work more closely with Taide and Xinhua Finance.

"Shandong Sanlian is a large-scale service industry conglomerate, with media related business being one area we emphasize for expansion," said Sanlian's Chairman Zhang Jisheng. "Our advertising market positioning is with high income consumers, and we are confident the business will benefit from a closer cooperation with Xinhua Finance."

Transaction Details:

1. Reason for the Acquisition

The acquisition advances Xinhua Finance's media strategy through providing further advertising opportunities for clients and support for subsidiary companies who will use the platform to further develop business opportunities. Xinhua Finance fully owned subsidiary, Beijing Taide Advertising Co Ltd, already has exclusive advertising rights for Xin Cheng's real estate related advertising (through its subsidiary ShangTuo ZhiYang

新华投资咨询(上海)有限公司 Xinhua Financial Network (Shanghai) Limited
中国上海市虹桥路1号港汇中心一座3905-09 邮编 200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

International Advertising (Beijing) Co Ltd,), and this acquisition will allow Taide to expand its cooperation with Xin Cheng in other sectors. Taide is a wholly owned subsidiary of Ming Shing International, which is a wholly owned subsidiary of Xinhua Finance and holds its advertising assets.

2. Method of the acquisition
Xinhua Finance will make an initial payment of RMB 80,000,000 (approximately US$10.0 million) for Beijing Taide Advertising Company Ltd, a wholly owned subsidiary of Xinhua Finance, to obtain a 50% equity interest in Beijing Jing Guang Xin Cheng Advertising Company Ltd ("Xin Cheng"). Subsequent consideration may be payable in 2007 depending on Xin Cheng's financial performance in 2006 (up to a maximum of RMB 70,000,000 or US$8.8 million, of which 50% to be paid in cash and 50% to be paid in Xinhua Finance shares).

3. Description of the acquired corporation
Trade name: Beijing Jing Guang Xin Cheng Advertising Company Ltd.
Legal Representative: Zhao Li
Address: No 7 Building, Xinghua Dongli, Hepingli Street, Dong Cheng District, Beijing
Date of Incorporation: January 26, 2006 (Xin Cheng was set up in January to hold advertising business of Sanlian Group)
Business: Advertising
Fiscal year: 31 December
Number of Employees: Approximately 50
Offices: Beijing

4. Schedule of the acquisition
20th April, 2006: Signing of Conditional Purchase Agreement by Xinhua Finance Limited and Shandong Sanlian Group Company Limited
May 2006: make an initial payment by Xinhua Finance and transfer of the shares in Xin Cheng from Shandong Sanlian Group Company Limited to Taide

5. Seller information
Name: Shandong Sanlian Group Company Limited. Registered in Jinan, China is a large China conglomerate whose main business lines include trading, networks, urban construction, tourism and media services.

6. The number of shares and percentage in the total issued shares in the acquired corporation before and after acquisition
Before the acquisition: 0
After the acquisition: 50%.

7. Expected Impact on the Consolidated Results of the Operations of the Reporting Company

新华投资咨询(上海)有限公司 Xinhua Financial Network (Shanghai) Limited
中国上海市虹桥路1号港汇中心一座3905-09 邮编200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

新华财经
XINHUA FINANCE

Xin Cheng will become a consolidated subsidiary of Xinhua Finance in May 2006.
The impact on the financial forecast for Xinhua Finance for 2006 is yet to be determined.
A further announcement will be made at a later date as necessary.

end

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999,
joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Mr. David Leeney, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited
Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 21 news bureaus and offices in 18 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and should not be relied as information to make an investment decision by any investor. The investors should read the Company's Securities Registration Statement and consider the risk factors together with other information contained therein when making an investment decision. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

新华投资咨询（上海）有限公司 Xinhua Financial Network (Shanghai) Limited
中国上海市虹桥路1号港汇中心一座3905-09 邮编 200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance subsidiary Beijing Taide completes acquisition of PRC Advertising Company

SHANGHAI, June 8, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced that its wholly owned subsidiary Beijing Taide Advertising Company Ltd ("Taide") has completed the acquisition of PRC advertising company Beijing Jing Guang Xin Cheng Advertising Company Ltd ("Xin Cheng"). Xinhua Finance previously announced that it entered into a purchase agreement for Xin Cheng on 20 April 2006.

Taide has acquired 50% of the equity of Xin Cheng in return for a total initial payment of RMB 80,000,000 (approximately US$10,000,000) of which 50% is to be in cash and 50% to be in the form of 6,602 Xinhua Finance shares. A subsequent payment may be payable in 2007 depending on Xin Cheng's financial performance in 2006. (See below "Transaction Details: 2. Method of the acquisition")

Transaction Details:

1. Reason for the Acquisition

The acquisition advances Xinhua Finance's media strategy through providing further advertising opportunities for clients and support for subsidiary companies who will use the platform to further develop business opportunities. Xinhua Finance fully owned subsidiary, Beijing Taide Advertising Co Ltd, has exclusive advertising rights for Xin Cheng's real estate related advertising (through its subsidiary ShangTuo ZhiYang International Advertising (Beijing) Co Ltd,), and this acquisition will allow Taide to expand its cooperation with Xin Cheng in other sectors. Taide is a wholly owned subsidiary of Ming Shing International, which is a wholly owned subsidiary of Xinhua Finance and holds its advertising assets.

2. Method of the acquisition

Xinhua Finance is making an initial payment of RMB 80,000,000 (approximately US$10.0 million) consisting of 50% cash and 50% Xinhua Finance shares for Beijing Taide Advertising Company Ltd, a wholly owned subsidiary of Xinhua Finance, to obtain a 50% equity interest in Xin Cheng. Subsequent consideration may be payable in 2007 depending on Xin Cheng's financial performance in 2006 (up to a maximum of RMB 70,000,000 or US$8.8 million, of which 50% is to be paid in cash and 50% to be paid in Xinhua Finance shares).

3. Details of the issuance :

新华投资咨询(上海)有限公司 Xinhua Financial Network (Shanghai) Limited
中国上海市虹桥路1号港汇中心一座3905-09 邮编200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

1. No. of shares issued : 6,602 shares
2. Issue price per share : RMB6,058 (JPY 84,947). Price is based on average closing share price for fifteen trading days up to and including June 5, 2006.
3. Total amount of the issue price : RMB40,000,000 (approximately US$5,000,000)
4. Amount to be added to share capital : HK$20 per share
5. Date of issuance: June 8 2006
6. Use of proceeds: The shares are part of consideration of the shares of Beijing Jing Guang Xin Cheng Advertising Company Ltd..

4. Description of the acquired corporation

Trade name: Beijing Jing Guang Xin Cheng Advertising Company Ltd.
Legal Representative: Zhao Li
Address: No 7 Building, Xinghua Dongli, Hepingli Street, Dong Cheng District, Beijing
Date of Incorporation: January 26, 2006 (Xin Cheng was set up in January to hold advertising business of Sanlian Group)
Business: Advertising
Fiscal year: 31 December
Number of Employees: Approximately 50
Offices: Beijing

5. Seller information

Name: Shandong Sanlian Group Company Limited. Registered in Jinan, China is a large China conglomerate whose main business lines include trading, networks, urban construction, tourism and media services.

6. The number of shares and percentage in the total issued shares in the acquired corporation before and after acquisition

Before the acquisition: 0
After the acquisition: 50%.

7. Expected Impact on the Consolidated Results of the Operations of the Reporting Company

The impact on the financial forecast for Xinhua Finance for 2006 is yet to be determined. A further announcement will be made at a later date as necessary.

end

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999, joy.tsang@xinhuafinance.com

新华财经
XINHUA FINANCE

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Mr. David Leeney, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited
Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 21 news bureaus and offices in 18 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and should not be relied as information to make an investment decision by any investor. The investors should read the Company's Securities Registration Statement and consider the risk factors together with other information contained therein when making an investment decision. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

新华投资咨询(上海)有限公司 Xinhua Financial Network (Shanghai) Limited
中国上海市虹桥路1号港汇中心一座3905-09 邮编200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance makes second payment for acquisition of Chinese advertising group, Ming Shing International Limited

SHANGHAI, June 8, 2006 - Xinhua Finance Limited ("Xinhua Finance") (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced details of the second consideration payment to be made to the original shareholders of Ming Shing International Limited ("Ming Shing") pursuant to the share purchase agreement ("Agreement") signed in December 2005.

As announced in the press release of January 12, 2006, further purchase consideration for Ming Shing will be payable depending on Ming Shing's financial performance during 2005, 2006 and 2007.

Xinhua Finance is pleased to announce that Ming Shing has reported net income for 2005 of US$3.96 million. Accordingly, the original shareholders of Ming Shing will be entitled to an additional payment of US$ 27.53 million, consisting of US$13.77 million in cash and 18,105 of Xinhua Finance shares pursuant to the Agreement.

Details of the issuance:

1. No. of shares issued : 18,105 shares
2. Issue price per share: US$760.32 (JPY 84,947). Price is based on average closing share price for fifteen trading days up to and including June 5, 2006.
3. Total amount of the issue price : US$13,765,517
4. Amount to be added to share capital : HK$20 per share
5. Date of issuance: June 8, 2006
6. Use of proceeds: The shares are part of consideration of the shares of Ming Shing that were acquired in January 2006.

新华财经
XINHUA FINANCE

More information:
Xinhua Finance
Hong Kong / Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999,
joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com
United States
Mr. Brian Rafferty, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 21 news bureaus and offices in 18 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	June 9, 2006
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive P. O. Box 2681GT, George Town, Grand Cayman, British West Indies
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Sub-Paragraph 2 of Ordinance Concerning Securities Company, with respect to the issue of shares in relation to the acquisition of 50% equity interest in Beijing Jing Guang Xin Cheng Advertising Company Ltd.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
6,602 shares

(2) Issue Price
RMB6,058 per share (JPY84,947 per share)

(3) Amount to be capitalized per share
HKD20 per share

(4) Total amount of issue price
RMB40,000,000 (approximately USD5,000,000)

(5) Total amount to be capitalized
HKD132,040

c. Method of Issuance
Allocation of new shares to third parties

d. Areas of Issuance
British Virgin Islands

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
The shares are part of consideration for the acquisition of 50% equity interest in Beijing Jing

Guang Xin Cheng Advertising Company Ltd.

g. Date of Issue
June 8, 2006

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

i. Capital Amount (as of May 31, 2006)
HKD17,320,415.80 YEN 250,626,416.63

Note: The conversion of H.K. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate of telegraphic transfer selling and buying rates for customer transactions quoted by Bank of Tokyo-Mitsubishi), as of May 31, 2006, which is HKD1.00 = ¥14.47

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	June 9, 2006
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive P. O. Box 2681GT, George Town, Grand Cayman, British West Indies
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Sub-Paragraph 2 of Ordinance Concerning Securities Company, with respect to the issue of shares in relation to the acquisition of Ming Shing International Limited.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
18,105 shares

(2) Issue Price
USD760.32 per share

(3) Amount to be capitalized per share
HKD20 per share

(4) Total amount of issue price
USD13,765,517

(5) Total amount to be capitalized
HKD362,100

c. Method of Issuance
Allocation of new shares to third parties

d. Areas of Issuance
Countries in Asia (excluding Japan)

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
The shares are part of consideration of the shares of Ming Shing International Limited that

were acquired in January 2006.

g. Date of Issue
June 8, 2006

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

i. Capital Amount (as of May 31, 2006)
HKD17,320,415.80 YEN 250,626,416.63

Note: The conversion of H.K. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate of telegraphic transfer selling and buying rates for customer transactions quoted by Bank of Tokyo-Mitsubishi), as of May 31, 2006, which is HKD1.00 = ￥14.47

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance to purchase leading China market research company

SHANGHAI, June 14, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), a leader in financial information and media in China, today announced it has signed an agreement to purchase a majority stake in Shanghai Hyperlink Market Research Co Ltd, one of China's top market research companies.

Hyperlink, established in 1997, is a leader in consumer trends research and data in the fast-growing China market. The acquisition of the stake in Hyperlink is a crucial part of Xinhua Finance's strategy to expand the distribution of its content within the China market.

Xinhua Finance CEO Fredy Bush said that Xinhua Finance is leveraging its content and client base with its growing capabilities in advertising across various platforms in China. "As we build the distribution and expand advertising opportunities for our clients, we are finding a growing need for reliable market data which Hyperlink can fulfill," Ms Bush said.

Ms Bush said the market and consumer data that Hyperlink provides will assist Xinhua Finance's advertising clients to assess the best means to place advertising dollars by providing accurate demographic studies and focus groups. In addition, clients of the Xinhua Finance core business are keenly interested in the data and will benefit from the information in their investment decision making.

"We find that our clients across the board, including hedge fund and investment banking clients, are asking for the kind of accurate data that only a company like Hyperlink can provide. This is an excellent fit for Xinhua Finance," Ms Bush said.

Ms Bush also said the synergies and advantages which Xinhua Finance can provide will also contribute to Hyperlink's financial performance. "Good market data is fundamental to any product distribution strategy, and we are very impressed by the quality of Hyperlink's market data and research capabilities," she said.

The company has strengths in both consumer product qualitative and quantitative research. It

uses focus group methods, including a proprietary online focus group system, that are respected throughout the industry for their ability to accurately monitor consumer trends in the China market where reliable demographic data can be difficult to find.

Hyperlink's founder and CEO Stephen Xie said he was very pleased for the company to become a part of the Xinhua Finance group.

"We at Hyperlink see huge potential in terms of a demand for good market research data in China, and Xinhua Finance can provide us with significant assistance in terms of making contact with the international advertising and financial investor clients who need quality market data," Mr Xie said. "I believe that there are great synergies between Hyperlink and the Xinhua Finance's advertising business. Hyperlink can provide the research and analysis that Xinhua Finance's advertising clients are seeking."

Hyperlink is headquartered in Shanghai and has offices in Beijing and Guangzhou.

ends

Transaction Details:

1. Reason for the Acquisition

The acquisition advances Xinhua Finance's strategy of leveraging the value of its existing content offerings and enhancing distribution and financial markets communications capabilities across China.

2. Method of the acquisition

Beijing Taide Advertising Co Ltd, a wholly owned subsidiary of Xinhua Finance, will purchase a 51% shareholding from existing shareholders of Hyperlink. An initial payment of US$2.5 million will be made in June, 2006. Subsequent consideration may be payable in 2007 or in 2008 depending on Hyperlink's financial performance in 2006 and 2007, up to a maximum amount of $3.62 million in cash. Xinhua Finance will also provide capital of US$0.3 million to Hyperlink.

3. Description of the acquired corporation

Trade name: Shanghai Hyperlink Market Research Co Ltd
Legal Representative: Xie Wei
Registered Address: 中国上海市青浦区白鹤镇鹤祥路 1 号 B-123 室(Unit B-123, No. 1 Hexiang Road, Baihe Town, Qingpu District, Shanghai, PRC)

Date of Incorporation: 6 August 1997
Business: Market Research
Fiscal year: 31 December
Number of Employees: Approximately 150
Offices: Headoffice: Shanghai; Branch/Subsidiary Offices: Beijing and Guangzhou.

Fiscal year ended on:	31 December 2005
Operating revenue	US$2.5 million
Net profit	US$0.4 million
Total assets	US$1.1 million

4. Schedule of the acquisition

June 14, 2006 Signing Purchase Agreement
Completion is expected to occur in June 2006.

5. Seller information

Name: Xie Wei, Lu Qing Yong, Win Jei Ching, Yang Jing, Shi Hui, Pang Lu and Yang Wei Dong.

6. The number of shares and percentage in the total issued shares in the acquired corporation before and after acquisition

Before the acquisition: 0
After the acquisition: 51%.

7. Expected Impact on the Consolidated Results of the Operations of the Reporting Company

Hyperlink is expected to become a consolidated subsidiary of Xinhua Finance in June.
The impact on the financial forecast for Xinhua Finance for 2006 is yet to be determined. A further announcement will be made at a later date as necessary.

新华财经
XINHUA FINANCE

More Information:

Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Mr. Brian Rafferty, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 21 news bureaus and offices in 18 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and does not constitute an offer to sell the shares of the Company and should not be relied upon as information to make investment decisions by any investor. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking

statements. Information on these and other factors is detailed in the Company's securities report or semi-year securities report for the year ending December 31, 2005, subsequent quarterly filings, and other documents filed by the Company with the Tokyo Stock Exchange.

[Translation]

Cover Sheet

Type of Document:	AMENDMENT TO EXTRAORDINARY REPORT
To :	Director of Kanto Local Finance Bureau
Date of filing:	Filed on June 29, 2006
Name of Company:	Xinhua Finance Limited
Name and Title of Representative:	Fredy Bush, Chief Executive Officer
Location of the Head Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies
Name of the Agent:	Kensuke Ambe, Attorney-at-Law
Address or Location of the Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	03-5223-7777
Liaison Contact:	Nobuhiko Shimose, Katsumasa Suzuki, Haruka Osawa, Attorneys-at-Law
Place to Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	(03) 6266 8520
Places at which copies of the Securities Report are Offered for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1 Nihonbashi-Kabutocho, Chuo-ku, Tokyo

1 【Reason for Filing this Amendment Report】

Since there are some points in the Extraordinary Report dated July 11, 2005, which should be amended, we hereby file this Amendment to the Extraordinary Report.

2 【Amended Section】

2 Content of Report

3 【Amended Parts】

Amended parts are shown with underline.

1 Issuance of shares

<Before Amendment>

(8) Name of the stock exchange where the securities are to be listed
Tokyo Stock Exchange, Inc.

<After Amendment>

(8) Name of the stock exchange where the securities are to be listed
Tokyo Stock Exchange, Inc.

(9) Current amount of capital (as of June 30, 2005)
HKD 4,361,665.80 YEN 62,066,504

Note: "Amount of capital" means the stated capital excluding share premium.
The conversion of Hong Kong dollars into Japanese yen is calculated by the middle rate of telegraphic transfer selling and buying rates from the Tokyo Foerign Exchange Market on June 30, 2005, which is HK$1.00 = ¥14.23
Amount in yen is rounded down to nearest yen.

[Translation]

Cover Sheet

Type of Document:	AMENDMENT TO EXTRAORDINARY REPORT
To :	Director of Kanto Local Finance Bureau
Date of filing:	Filed on June 29, 2006
Name of Company:	Xinhua Finance Limited
Name and Title of Representative:	Fredy Bush, Chief Executive Officer
Location of the Head Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies
Name of the Agent:	Kensuke Ambe, Attorney-at-Law
Address or Location of the Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	03-5223-7777
Liaison Contact:	Nobuhiko Shimose, Katsumasa Suzuki, Haruka Osawa, Attorneys-at-Law
Place to Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	(03) 6266 8520
Places at which copies of the Securities Report are Offered for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1 Nihonbashi-Kabutocho, Chuo-ku, Tokyo

1 【Reason for Filing this Amendment Report】

Since there are some points in the Extraordinary Report dated July 29, 2005, which should be amended, we hereby file this Amendment to the Extraordinary Report.

2 【Amended Section】

2 Content of Report

3 【Amended Parts】

Amended parts are shown with underline.

1 Issuance of shares

<Before Amendment>

(8) Name of the stock exchange where the securities are to be listed
Tokyo Stock Exchange, Inc.

<After Amendment>

(8) Name of the stock exchange where the securities are to be listed
Tokyo Stock Exchange, Inc.

(9) Current amount of capital (as of June 30, 2005)
HKD 4,361,665.80 YEN 62,066,504
Note: "Amount of capital" means the stated capital excluding share premium.
The conversion of Hong Kong dollars into Japanese yen is calculated by the middle rate of telegraphic transfer selling and buying rates from the Tokyo Foreign Exchange Market on June 30, 2005, which is HK$1.00 = ¥14.23
Amount in yen is rounded down to nearest yen.

[Translation]

Cover Sheet

Type of Document:	AMENDMENT TO EXTRAORDINARY REPORT
To :	Director of Kanto Local Finance Bureau
Date of filing:	Filed on June 29, 2006
Name of Company:	Xinhua Finance Limited
Name and Title of Representative:	Fredy Bush, Chief Executive Officer
Location of the Head Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies
Name of the Agent:	Kensuke Ambe, Attorney-at-Law
Address or Location of the Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	03-5223-7777
Liaison Contact:	Nobuhiko Shimose, Katsumasa Suzuki, Haruka Osawa, Attorneys-at-Law
Place to Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	(03) 6266 8520
Places at which copies of the Securities Report are Offered for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1 Nihonbashi-Kabutocho, Chuo-ku, Tokyo

1 【Reason for Filing this Amendment Report】

Since there are some points in the Extraordinary Report dated October 5, 2005, which should be amended, we hereby file this Amendment to the Extraordinary Report.

2 【Amended Section】

2 Content of Report

3 【Amended Parts】

Amended parts are shown with underline.

<Before Amendment>

(8) Name of the stock exchange where the securities are to be listed
Tokyo Stock Exchange, Inc.

<After Amendment>

(8) Name of the stock exchange where the securities are to be listed
Tokyo Stock Exchange, Inc.

(9) Current amount of capital (as of September 30, 2005)
HKD 13,257,025.80 YEN 193,420,006
Note: "Amount of capital" means the stated capital excluding share premium.
The conversion of Hong Kong dollars into Japanese yen is calculated by the middle rate of telegraphic transfer selling and buying rates from the Tokyo Foerign Exchange Market on September 30, 2005, which is HK$1.00 = ¥14.59
Amount in yen is rounded down to nearest yen.

[Translation]

Cover Sheet

Type of Document:	AMENDMENT TO EXTRAORDINARY REPORT
To :	Director of Kanto Local Finance Bureau
Date of filing:	Filed on June 29, 2006
Name of Company:	Xinhua Finance Limited
Name and Title of Representative:	Fredy Bush, Chief Executive Officer
Location of the Head Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies
Name of the Agent:	Kensuke Ambe, Attorney-at-Law
Address or Location of the Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	03-5223-7777
Liaison Contact:	Nobuhiko Shimose, Katsumasa Suzuki, Haruka Osawa, Attorneys-at-Law
Place to Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	(03) 6266 8520
Places at which copies of the Securities Report are Offered for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1 Nihonbashi-Kabutocho, Chuo-ku, Tokyo

1 【Reason for Filing this Amendment Report】

Since there are some points in the Extraordinary Report dated January 31, 2006 which should be amended, we hereby file this Amendment to the Extraordinary Report.

2 【Amended Section】

2 Content of Report

3 【Amended Parts】

Amended parts are shown with underline.

(9) Current amount of capital (as of December 31, 2005)

<Before Amendment>

USD 226,527,192 YEN 26,700,307,066

Note: The conversion of U.S. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate), as of December 31, 2005, which is US$1.00 = ¥117.868
Amount in yen is rounded down to nearest yen.

<After Amendment>

USD 260,710,708 YEN 30,782,113,294

Note: "Amount of capital" means the capital including share premium.
The conversion of U.S. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate), as of December 30, 2005, which is US$1.00 = ¥118.07
Amount in yen is rounded down to nearest yen.

[Translation]

Cover Sheet

Type of Document:	AMENDMENT TO EXTRAORDINARY REPORT
To :	Director of Kanto Local Finance Bureau
Date of filing:	Filed on June 29, 2006
Name of Company:	Xinhua Finance Limited
Name and Title of Representative:	Fredy Bush, Chief Executive Officer
Location of the Head Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies
Name of the Agent:	Kensuke Ambe, Attorney-at-Law
Address or Location of the Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	03-5223-7777
Liaison Contact:	Nobuhiko Shimose, Katsumasa Suzuki, Haruka Osawa, Attorneys-at-Law
Place to Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	(03) 6266 8520
Places at which copies of the Securities Report are Offered for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1 Nihonbashi-Kabutocho, Chuo-ku, Tokyo

1 【Reason for Filing this Amendment Report】

Since there are some points in the Extraordinary Report dated February 16, 2006 which should be amended, we hereby file this Amendment to the Extraordinary Report.

2 【Amended Section】

2 Content of Report

3 【Amended Parts】

Amended parts are shown with underline.

(9) Current amount of capital (as of December 31, 2005)

<Before Amendment>

USD 217,264,000 YEN 25,652,360,480

Note: The conversion of U.S. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate), as of December 31, 2005, which is US$1.00 = ¥118.07
Amount in yen is rounded down to nearest yen.

<After Amendment>

USD 260,710,708 YEN 30,782,113,294

Note: "Amount of capital" means the capital including share premium.
The conversion of U.S. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate), as of December 30, 2005, which is US$1.00 = ¥118.07
Amount in yen is rounded down to nearest yen.

[Translation]

Cover Sheet

Type of Document:	AMENDMENT TO EXTRAORDINARY REPORT
To :	Director of Kanto Local Finance Bureau
Date of filing:	Filed on June 29, 2006
Name of Company:	Xinhua Finance Limited
Name and Title of Representative:	Fredy Bush, Chief Executive Officer
Location of the Head Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies
Name of the Agent:	Kensuke Ambe, Attorney-at-Law
Address or Location of the Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	03-5223-7777
Liaison Contact:	Nobuhiko Shimose, Katsumasa Suzuki, Haruka Osawa, Attorneys-at-Law
Place to Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	(03) 6266 8520
Places at which copies of the Securities Report are Offered for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1 Nihonbashi-Kabutocho, Chuo-ku, Tokyo

1 【Reason for Filing this Amendment Report】

Since there are some points in the Extraordinary Report dated March 24, 2006, which should be amended, we hereby file this Amendment to the Extraordinary Report.

2 【Amended Section】

2 Content of Report

3 【Amended Parts】

Amended parts are shown with underline.

<Before Amendment>

(8) Name of the stock exchange where the securities are to be listed
Tokyo Stock Exchange, Inc.

<After Amendment>

(8) Name of the stock exchange where the securities are to be listed
Tokyo Stock Exchange, Inc.

(9) Current amount of capital (as of February 28, 2006)
HKD 16,309,545.80 YEN 244,480,091
Note: "Amount of capital" means the stated capital excluding share premium.
The conversion of Hong Kong dollars into Japanese yen is calculated by the middle rate of telegraphic transfer selling and buying rates from the Tokyo Foreign Exchange Market on February 28, 2006, which is HK$1.00 = ¥14.99
Amount in yen is rounded down to nearest yen.

[Translation]

Cover Sheet

Type of Document:	AMENDMENT TO EXTRAORDINARY REPORT
To :	Director of Kanto Local Finance Bureau
Date of filing:	Filed on June 29, 2006
Name of Company:	Xinhua Finance Limited
Name and Title of Representative:	Fredy Bush, Chief Executive Officer
Location of the Head Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies
Name of the Agent:	Kensuke Ambe, Attorney-at-Law
Address or Location of the Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	03-5223-7777
Liaison Contact:	Nobuhiko Shimose, Katsumasa Suzuki, Haruka Osawa, Attorneys-at-Law
Place to Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	(03) 6266 8520
Places at which copies of the Securities Report are Offered for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1 Nihonbashi-Kabutocho, Chuo-ku, Tokyo

1 【Reason for Filing this Amendment Report】

Since there are some points in the Extraordinary Report dated May 10, 2006 which should be amended, we hereby file this Amendment to the Extraordinary Report.

2 【Amended Section】

2 Content of Report

3 【Amended Parts】

Amended parts are shown with underline.

(9) Current amount of capital (as of December 31, 2005)

<Before Amendment>

USD 2,090,967.41 YEN 246,880,522.10

Note: The conversion of U.S. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate), as of December 31, 2005, which is US$1.00 = ¥118.07

Amount in yen is rounded down to nearest yen.

<After Amendment>

Current amount of capital (as of April 30, 2006)

HKD17,241,715.80 (YEN254,315,308)

Note: "Amount of capital" means the stated capital excluding share premium.

The conversion of Hong Kong dollars into Japanese yen is calculated by the middle rate of telegraphic transfer selling and buying rates from the Tokyo Foreign Exchange Market on April 28, 2006, which is HK$1.00 = ¥14.75

Amount in yen is rounded down to nearest yen.

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance's subsidiary Mergent to Purchase Praedea Solutions Inc.

SHANGHAI, July 14, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced that its wholly owned subsidiary, Mergent, Inc. has reached an agreement to purchase 100% of the shares of Praedea Solutions Inc. ("Praedea"). Founded in 2002, Praedea develops enterprise software for automated data extraction. Praedea licenses its software product to major financial market data vendors and other financial market participants to expedite the process of data collection, making high quality data available in near real time.

The acquisition advances Xinhua Finance's data collection strategy enabling it and its subsidiary Mergent to continue to meet global needs for near-real-time transparent and added-value financial information. Immediately following the acquisition, Praedea will change its name to Mergent Data Technology, Inc.

Jonathan Worrall CEO of Mergent Inc. stated "this acquisition, which was made after extensive research and trials, considerably enhances our ability to achieve the mission of being the premier provider of global financial data. The marriage of the latest proven technology combined with the industries leading data collection process and the most comprehensive data history available make this a truly unique offering."

He further added "this allows Mergent to compete not only as a traditional data provider but also as a serious competitor in the market for the outsourcing of global financial data collection. Outsourcing through inexpensive labor has proven problematic as cost and retention issues continue. The application of technology to base data collection combined with Mergent's proven historical databases allows clients to outsource the collection of commodity like data and focus their effort on value added business processes".

Mergent, Inc., the leading provider of business and financial data on global publicly listed companies, jointed the Xinhua Finance family in July 2004, adding depth to Xinhua Finance's ratings services with its range of research tools and data.

新华财经
XINHUA FINANCE

Ends

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, John.Dudzinsky@taylor-rafferty.co.uk

Notes to Editors
About Praedea Solutions, Inc.
Praedea Solutions, Inc. ("PraedeaSM") develops and licenses universal enterprise software solutions providing real-time data extraction from financial/SEC filings and other documents. Utilizing proprietary text-mining automation, the Praedea Data Extraction PlatformTM (the "Praedea DEPTM") automatically extracts predetermined numeric figures and text from semi-structured electronic documents, while retaining "Source LinksTM" (hyperlinks to precise locations in underlying source documents) for absolute data transparency. The Praedea DEP's user-friendly interface and open standards development facilitate rapid and uncomplicated implementation.

Based in New York, Praedea was established in 2002. The Company has approximately 30 employees located in New York and Kiev. Its executive team has over 90 years of combined experience in the text-mining, financial services and information industries

新华财经
XINHUA FINANCE

and its outside directors and advisors are highly-recognized and experienced industry players.

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

Xinhua Finance completes acquisition of Leading PRC Risk Management Company

SHANGHAI, July 26, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced that it has completed the acquisition of Beijing Alpha Financial Engineering Company Limited ("Beijing Alpha"), a leading company engaging in the development of financial engineering and risk management systems in China. Xinhua Finance previously announced that it entered into a purchase agreement for Beijing Alpha on 2 March 2006.

Transaction Details:

1. Reason for the Acquisition

The acquisition deepens and broadens Xinhua Finance's offering by providing comprehensive index services and better investment solutions and tools
This is a market-driven decision to meet rising demand for tailor-made and complex service package of both index benchmark offering and risk management solutions
The synergy built upon the respective product expertise and client base is expected to generate additional revenues for both parties.

2. Method of the acquisition

Xinhua Finance has directly acquired 100% of the equity of Beijing Alpha Financial Engineering Limited from its shareholders Chen Bing and Ma Yuewen, for an initial payment of RMB 2.85 million. Further payments linked to the performance of Beijing Alpha in 2006, 2007 and 2008 may be payable over the next three years. The total consideration is estimated at USD 1,000,000, rather than 2,000,000, as was previously announced on 2 March 2006.

新华投资咨询（上海）有限公司 Xinhua Financial Network (Shanghai) Limited
中国上海市虹桥路1号港汇中心一座3905-09 邮编 200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

3. Description of the acquired corporation

Trade name: Beijing Alpha Financial Engineering Company Limited
Representative: Cheng Bing
Address: Room 801, Unit F, Building 3, Hong Jia Li Yuan, Luo Zhuang Nan Li, Haidian District, Beijing 100088
Date of Incorporation: October 22, 1998
Business: Development and transfer of software technology, technical training and service; sale of computers and auxiliary equipments.
Fiscal year: 31 December
Number of Employees: 21
Office: Beijing
Registered capital: RMB 2,500,000

Fiscal year ended on:	**31 December 2005**
Revenue	USD 258,836
Profit	USD 87,178
Total assets	USD 234,099

4. Seller information

Name: Cheng Bing
Ma Yuewen

5. The number of shares and percentage in the total issued shares in the acquired corporation before and after acquisition

Before the acquisition: 0
After the acquisition: 100%.

6. Expected Impact on the Consolidated Results of the Operations of the Reporting Company

The Company expects that this acquisition's impact on its consolidated results of operations for 2006 will not be material.

end

新华投资咨询(上海)有限公司 Xinhua Financial Network (Shanghai) Limited
中国上海市虹桥路1号港汇中心一座3905-09 邮编200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

More Information:
Xinhua Finance

Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)

Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Mr. David Leeney, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 21 news bureaus and offices in 18 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and should not be relied as information to make an investment decision by any investor. The investors should read the Company's Securities Registration Statement and consider the risk factors together with other information contained therein when making an investment decision. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

新华投资咨询(上海)有限公司 Xinhua Financial Network (Shanghai) Limited
中国上海市虹桥路1号港汇中心一座3905-09 邮编 200030 3905-09, 1 Grand Gateway, 1 Hong Qiao Lu, Shanghai 200030, PRC
电话Tel (8621) 6113 5900 传真Fax (8621) 6448 4955 电邮Email info@xinhuafinance.com 网址Website www.xinhuafinance.com

[For immediate release]

State Council's China Development Research Foundation becomes shareholder in Xinhua Finance

SHANGHAI, July 31, 2006 - Xinhua Finance Limited ("Xinhua Finance") (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced the updated information regarding the 10-year cooperative agreement ("Agreement") on November 16, 2005 signed between China Development Research Foundation ("Foundation") founded by State Council's Development Research Center of the PRC ("DRC") and the Company, and announced details of the issuance of its shares to the Foundation under the Agreement.

As announced in the press release of November 16, 2005, the Foundation would become a shareholder of Xinhua Finance and provide another key level of support in China, to help further deepen Xinhua Finance's strong roots in the PRC.

The DRC is an elite research, analysis and consulting group reporting directly to the State Council. DRC research and analysis helps inform government policy development and implementation. The Foundation was founded by the DRC and is a non-profit organization that supports and promotes government policy, conducts academic research and provides consultative advice on China's social and economic development issues.

Pursuant to the Agreement, the Foundation will provide various consulting and advisory services to Xinhua Finance in China, and 1,500 Xinhua Finance shares shall be issued to the Foundation.

Under the Agreement, the Foundation and Xinhua Finance work together to raise standards in China's corporate and financial market activities, and conduct seminars to educate Chinese markets and corporations about international standards and foreign investor requirements.

新华财经
XINHUA FINANCE

Details of the issuance:

1. No. of shares issued : 1,500 shares
2. Issue price per share : JPY58,400 per share (being closing share price on July 25, 2006)
3. Total amount of the issue price : JPY87,600,000
4. Amount to be added to share capital : HK$20 per share
5. Date of issuance: July 25, 2006
6. Consideration: the shares were issued for services provided by the Foundation under the Agreement and Xinhua Finance has not received any cash or tangible assets of such issued price

ends

More information:
Xinhua Finance
Hong Kong / Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999,
joy.tsang@xinhuafinance.com
Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com
United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com
Europe
Mr. John Dudzinsky, +44 20 7614 2900, John.Dudzinsky@taylor-rafferty.co.uk

About Xinhua Finance Limited
Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY).

新华财经
XINHUA FINANCE

Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance completes purchase of leading China market research company

SHANGHAI, August 1, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), a leader in financial information and media in China, today announced the completion of the purchase of a majority stake in Shanghai Hyperlink Market Research Co Ltd, one of China's top market research companies. Xinhua Finance previously announced that it had entered into a purchase agreement for Hyperlink on 14 June 2006.

Hyperlink, established in 1997, is a leader in consumer trends research and data in the fast-growing China market. The acquisition of the stake in Hyperlink is a crucial part of Xinhua Finance's strategy to expand the distribution of its content within the China market.

Hyperlink is headquartered in Shanghai and has offices in Beijing and Guangzhou.

ends

Transaction Details:

1. Reason for the Acquisition

The acquisition advances Xinhua Finance's strategy of leveraging the value of its existing content offerings and enhancing distribution and financial markets communications capabilities across China.

2. Method of the acquisition

Beijing Taide Advertising Co Ltd, a wholly owned subsidiary of Xinhua Finance, purchased a 51% shareholding from existing shareholders of Hyperlink on August 1, 2006. An initial payment of US$2.5 million will be made on August 4, 2006. Subsequent consideration may be payable in 2007 or in 2008 depending on Hyperlink's financial performance in 2006 and 2007, up to a maximum amount of $3,620,000 in cash. Xinhua Finance will also provide capital to Hyperlink of US$0.3 million by subscribing for new shares.

新华财经
XINHUA FINANCE

3. Description of the acquired corporation

Trade name: Shanghai Hyperlink Market Research Co Ltd

Legal Representative: Xie Wei

Registered Address: Unit B-123, No. 1 Hexiang Road, Baihe Town, Qingpu District, Shanghai, PRC

Date of Incorporation: 6 August 1997

Business: Market Research

Fiscal year: 31 December

Number of Employees: Approximately 150

Offices: Headoffice: Shanghai; Branch/Subsidiary Offices: Beijing and Guangzhou.

Fiscal year ended on:	**31 December 2005**
Operating revenue	US$2.5 million
Net profit	US$0.4 million
Total assets	US$1.1 million

4. Seller information

Name: Xie Wei, Lu Qing Yong, Win Jei Ching, Yang Jing, Shi Hui, Pang Lu and Yang Wei Dong.

5. The number of shares and percentage in the total issued shares in the acquired corporation before and after acquisition

Before the acquisition: 0

After the acquisition: 51%.

6. Expected Impact on the Consolidated Results of the Operations of the Reporting Company

Hyperlink becomes a consolidated subsidiary of Xinhua Finance on 1 August 2006. Other than cash payment of US$2.5 million to the Seller, the impact on the financial forecast for Xinhua Finance for 2006 is yet to be determined. A further announcement will be made at a later date as necessary.

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs:

新华财经
XINHUA FINANCE

XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and does not constitute an offer to sell the shares of the Company and should not be relied upon as information to make investment decisions by any investor. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Information on these and other factors is detailed in the Company's securities report or semi-year securities report for the year ended December 31, 2005, subsequent quarterly filings, and other documents filed by the Company with the Tokyo Stock Exchange.

For further information,

Xinhua Finance
Japan: Mr. Sun Jiong, +81-3-3321-9500, jsun@xinhuafinance.com
Hong Kong: Ms Joy Tsang, +852 3196 3983, +852 9486 4364, +8621-6113-5999, joy.tsang@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan: Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com
United States: Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com
Europe: Mr. John Dudzinsky, +44 20 7614 2900, John.Dudzinsky@taylor-rafferty.co.uk

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance subsidiary Mergent, Inc. completes acquisition of Praedea Solutions, Inc.

SHANGHAI, August 1 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced that its wholly owned subsidiary Mergent, Inc. ("Mergent") has completed the acquisition of Praedea Solutions, Inc. ("Praedea"). Xinhua Finance previously announced that Mergent entered into a purchase agreement for Praedea on July 14 2006.

ends

More information:
Xinhua Finance
Hong Kong / Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999, joy.tsang@xinhuafinance.com
Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com
United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com
Europe
Mr. John Dudzinsky, +44 20 7614 2900, John.Dudzinsky@taylor-rafferty.co.uk

About Xinhua Finance Limited
Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

This is a press release to the public and should not be relied as information to make an investment decision by any investor. The investors should read the Company's Securities Registration Statement and consider the risk factors together with other information

新华财经
XINHUA FINANCE

contained therein when making an investment decision. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance partners with Beijing Review Magazine

SHANGHAI, August 7, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), a leading provider of China's financial information and media services, today announced that it is partnering with Beijing Review magazine, a subsidiary of China International Publishing Group (CIPG), to create a new dedicated section in the magazine focusing on financial information, business news and personal wealth advice from Xinhua Finance. The two entities will also collaborate on advertising business and jointly organize seminars.

The CIPG-owned Beijing Review is the only English weekly news magazine in China with 70,000 domestic and international subscribers. Launched in 1958, Beijing Review covers a wide range of key subjects about China. Its readers are mainly Chinese officials and professionals engaged in foreign trade, foreign affairs and economic relations, as well as foreigners with a keen interest in China.

CIPG, established in 1949, is a government-owned publishing house and the largest publisher, importer and exporter of non-Chinese language books in China. With the mission of presenting China to the world, promoting books, magazines, periodicals and websites of the country, and facilitating the cultural exchange, CIPG serves readers in more than 190 countries and regions in 20 foreign languages.

Beginning this month, Beijing Review will launch a new dedicated Finance section focusing on financial information, business news and personal wealth advice solely provided by Xinhua Finance and its magazine *Money Journal*. *Money Journal* will also become the exclusive advertising sales agent for the new section. Additionally, the two parties will join hands in organizing seminars and events throughout China.

Fredy Bush, Xinhua Finance CEO, said that she is excited with the partnership between Xinhua Finance and Beijing Review as it continues to advance its media distribution strategy in China.

Bush said, "We are honored to partner with CIPG and Beijing Review as the magazine is an authoritative, well respected and highly visible publication. The relationship provides a significant level of support for building our media distribution capability in China. In

addition to generating revenue, the partnership will enhance the visibility of our content and brand through their various platforms and influence in the market."

Gangyi Wang, President of Beijing Review, said, "The collaboration is built on the both parties' competencies, strategy and shared vision of China's future. Our clients are interested in financial information, business news and personal wealth advice that Xinhua Finance is uniquely positioned to provide. It also provides opportunities for them to participate in events structured with an international perspective and the utmost level of quality by *Money Journal*. We believe the partnership will extend our mission of a window into China for the world."

Xinhua Finance's *Money Journal* is a successful Chinese monthly magazine in China focused on the country's financial markets, personal finance and wealth management with a circulation of 96,000 subscribers audited by BPA Worldwide.

ends

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, John.Dudzinsky@taylor-rafferty.co.uk

Notes to Editors
About Xinhua Finance Limited

新华财经
XINHUA FINANCE

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

新华财经
XINHUA FINANCE™

GLASS
LEWIS

[For Immediate Release]

Xinhua Finance Invests in Leading Provider of Independent Investment Research and Proxy Advisory and Voting Services

SHANGHAI and SAN FRANCISCO, August 9, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, and Glass, Lewis & Co., LLC, a leading provider of investment research and global proxy advisory and voting services, today announced that Xinhua Finance has purchased a 19.9% equity stake in Glass, Lewis & Co., LLC ("Glass Lewis").

The investment further advances Xinhua Finance's mission of bringing transparency and corporate governance to China and of introducing essential products and services that facilitate investment in China. The investment from Xinhua Finance – and the ongoing business relationship – will enhance Glass Lewis' global presence, its capabilities in emerging markets and the firm's dedication to providing superior services to institutional investors globally.

Founded in 2003, Glass Lewis helps investors make more informed investment and proxy voting decisions by identifying business, legal, governance and financial statement risk at public companies. Glass Lewis also facilitates proxy voting by institutional investors with the most advanced and reliable proxy voting platform in the industry. Headquartered in San Francisco, with offices in New York, London, Tokyo and Denver, Glass Lewis serves many of the world's largest and most respected institutional money managers, pension funds, mutual funds and hedge funds. Glass Lewis' clients collectively manage more than $11 trillion.

"We see demand for the services Glass Lewis provides, as foreign investment in China's public companies is increasing dramatically through the Qualified Foreign Institutional Investor mandates. We expect we will also be able to facilitate Glass Lewis' expansion into the China market," said Fredy Bush, Chief Executive Officer of Xinhua Finance.

Bush added, "Global investors are adding Chinese companies to their portfolios. China's public companies have complicated shareholding structures – including State-owned shares, Legal Person shares and Free Float shares – which can make the voting process for a foreign investor very complicated. Providing global institutions with research and voting advice on Chinese public companies is a significant opportunity for Xinhua

Finance and Glass Lewis. Once again, Xinhua Finance is taking first-mover advantage in a service sector that is increasingly important to large investors while bringing international standards to the China market."

"We are excited to partner with such a highly respected financial information provider and believe our current and future clients will benefit from the association and global reach of Xinhua Finance," said Greg Taxin, Chief Executive Officer of Glass Lewis. "Moreover, everyone at Glass Lewis believes the Chinese capital markets will continue to grow at a rapid pace and investors inside and outside of China will have a strong appetite for objective, professional insight into the business, legal, corporate governance and financial statement risk at Chinese companies."

The relationship will provide Glass Lewis and its institutional investor clients with access to the extensive resources of Xinhua Finance, including the analysis capability of various news units and the comprehensive database of business and financial data on global publicly-listed companies powered by its subsidiary, Mergent.

"Glass Lewis' expertise and methodology complement as well as leverage our existing resources across several of our services lines," said Dan Connell, Chief Operating Officer of Xinhua Finance. "Working together, we believe we can strengthen the information infrastructure that Xinhua Finance has already built both inside and outside of China, and further enhance our strategy to empower investors to execute high-value decisions with confidence and clarity."

ends

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +8621 6113 5999,
joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Glass, Lewis & Co.
Bayley Diamond, +1 415 738 4115, bdiamond@glasslewis.com

新华财经
XINHUA FINANCE

GLASS
LEWIS

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, John.Dudzinsky@taylor-rafferty.co.uk

Notes to Editors
About Xinhua Finance Limited
Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

About Glass, Lewis & Co., LLC
Glass, Lewis & Co, LLC (Glass Lewis) is a leading investment research and global proxy advisory and voting services firm, serving institutions that collectively manage more than $11 trillion. Glass Lewis helps institutional investors make more informed investment and proxy voting decisions by identifying business, legal, governance and financial statement risk at more than 13,000 companies worldwide, including more than 2000 companies in Asia. Founded in 2003, Glass Lewis is headquartered in San Francisco with offices in New York, London, Tokyo and Denver.

For more information, please visit www.glasslewis.com

This is a press release to the public and should not be relied on as information to make an investment decision by any investor. Investors should read the Company's Annual Securities Report for the year ended 2005 and consider the risk factors together with other information contained therein when making an investment decision. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance Reports Record Revenue and Strong Profits in First Half 2006

EPS grows to US$5.63 from US$3.26

SHANGHAI, August 14, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced, under International Financial Reporting Standards ("IFRS"), revenue of US$75.0 million, EBITDA of US$11.3 million and net income of US$4.9 million for the first half of 2006, representing 61.4%, 78.1% and 134.7% increase respectively over the same period last year. Fully diluted earnings-per-share (EPS) reached US$5.63, up from US$3.26 for the first half of 2005.

Under IFRS, proforma results, adjusted to exclude non-cash ESOP expense and one-time items, were EBITDA of US$13.1 million and net income of US$8.0 million, exceeding forecast of US$11.5 million and US$6.4 million respectively. The non-cash ESOP expense and one-time items are items that were unforeseen when preparing the Company's forecasts. The Company believes these proforma results may be helpful for understanding underlying operating and financial trends. Proforma IFRS adjusted EBITDA and net income margins of 18% and 11% were greater than expected 15% and 9% respectively due to strong growth across all business lines.

Xinhua Finance CEO Fredy Bush commented, "Our four core service lines are growing across the board as we continue to bridge China's financial markets and the world. We are pleased with our results, as we continue our trend of strong profitable growth supported by contributions from our existing businesses and new opportunities created by strategic acquisitions. Moreover, the rising EPS shows that we are making accretive M&A activities and business transactions that are increasing shareholder values."

"Building upon our already solid business platform, we are as promised advancing in the media distribution business in China. We are now able to move our proprietary content across various media platforms, leverage our solid client base and increase the visibility of our brand name. We plan to expand our reach beyond our current customer base of leading financial institutions and corporations to "high net worth" individuals, and capitalize on the advertising opportunities that arise from being a major provider of

新华财经
XINHUA FINANCE

content that appeals to this demographic. Our natural progression into media distribution is expected to have a positive impact on our financial performance over the long-term by offering new opportunities to extract value from existing assets," Bush added.

Xinhua Finance has made great strides in advancing its media distribution strategy by bringing production consulting, advertising and market research capabilities to the Group. The addition of Beijing Century Media's production consulting expertise enables Xinhua Finance to leverage its proprietary financial information products across TV and radio platforms. Complementing its production consulting capability, the advertising group Xinhua Finance Advertising (formerly named Ming Shing) allows Xinhua Finance to derive new advertising revenue from its solid client base of institutional clients. Shanghai Hyperlink Market Research, one of China's top market research companies, provides relevant market statistics to increase the effectiveness of clients' advertising strategies and to determine the best way to repackage and leverage Xinhua Finance's content across various channels.

In addition, Xinhua Finance has partnered with print media outlets, including the *Economic Observer* newspaper, *China Daily*, *Shanghai Securities News*, *Beijing Review* magazine and *Money Journal* magazine, to further distribute Xinhua Finance content in those publications and through joint financial seminars.

ends

First Half 2006 vs. First Half 2005 – unit: USD mil.

	1H 2006	1H 2005	Variance
Revenue	75.0	46.5	61.4%
EBITDA	11.3	6.3	78.1%
Net Income	4.9	2.1	134.7%

First Half 2006 Proforma* vs. First Half 2006 forecast – unit: USD mil.

	Proforma* 1H 2006	Forecast 1H 2006	Variance
Revenue	75.0	74.7	0.4%
EBITDA	13.1	11.5	14.2%

Net Income	8.0	6.4	25.4%

**Excludes non-cash ESOP expense and one-time items, which together resulted in an upward adjustment of US$3.2 mn under IFRS. The non-cash ESOP expense and one-time items are items that were unforeseen when preparing the Company's forecasts. The Company believes these proforma results may be helpful for understanding underlying operating and financial trends.*

Full Year 2006 Forecast – unit: USD mil.

	For 6-months	Full Year
Revenue	74.7	166.0
EBITDA	11.5	25.6
Net Income	6.4	13.8

First Half 2006 Results (JGAAP) – unit: USD mil.

	1H 2006	1H 2005	Change
Revenue	75.0	46.5	61.4%
EBITDA	11.1	6.2	78.2%
Net Income	2.0	-1.4	--

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999,
joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, John.Dudzinsky@taylor-rafferty.co.uk

新华财经
XINHUA FINANCE

Notes to Editors
About Xinhua Finance Limited
Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

August 14, 2006

Dear Sirs,

(Consolidated) Summary of Business Results for the six months ending June 30, 2006

Name of the Company:	Xinhua Finance Limited
	(URL www.xinhuafinance.com.)
Representative:	Chief Executive Officer, Fredy Bush (TSE Mothers, Code Number : 9399)
Inquiries to:	Chief Financial Officer, Gordon Lau (TEL: Shanghai 86-21-6113-5900)
Inquiries to:	Managing Director, Investor Relations, Jiong Sun (TEL: Tokyo 81-3-3221-9500)

1. Consolidated Business Results

Consolidated Business Results for six months year-to-date ending June 30, 2006 are provided below (consolidated business results for six months year-to-date ending June 30, 2005 are provided as well for reference).

Consolidated financial statements in accordance with Japan GAAP and International Financial Reporting Standards (IFRS) have been prepared for our investors in Japan and elsewhere in accordance with the Company's past practice. Significant differences between Japan GAAP and IFRS as applied to us include those relating to share based payment expenses and amortization of goodwill. Please refer to section "*2 Outline of Business Results*" below for detailed explanation. These items makes our consolidated net income under Japan GAAP substantially smaller than our consolidated net income under IFRS for the period ended June 30, 2006.

Consolidated Business Results under Japan GAAP

(Units: USD thousand (Yen thousand))

	June, 2005 (6 Months YTD)	**June, 2005 (6 Months YTD)**	**June, 2006 (Year to date)**	**Variance (%)**
	(at past USD-Yen rate as of June 30, 2005)	**(at current USD-Yen rate as of Jun 30, 2006)**	**(at current USD-Yen rate as of Jun 30, 2006)**	
Turnover	46,500 (5,143,854)	46,500 (5,358,685)	75,026 (8,646,017)	61
Operating Profit/Loss (-)	-965 (-106,734)	-965 (-111,192)	2,261 (260,523)	-
Ordinary Profit/Loss (-)	-820 (-90,711)	-820 (-94,500)	3,442 (396,600)	-
Net Profit/ Loss (-)	-1,385 (-153,248)	-1,385 (-159,649)	2,012 (231,830)	-
EBITDA	6,223 (688,338)	6,223 (717,086)	11,089 (1,277,853)	78

Total Assets	221,687 (24,523,057)	221,687 (25,547,252)	491,796 (56,674,515)	122
Total Net Assets	174,736 (19,329,311)	174,736 (20,136,592)	383,852 (44,235,049)	
Basic EPS (US$) (Yen)	-2.20 (-243.36)	-2.20 (-253.11)	2.38 (274.27)	
Diluted EPS (US$) (Yen)	N/A (N/A)	N/A (N/A)	2.33 (268.51)	

(Notes)

1. For six months period-to-date ended June 30, 2006 results and six months ended June 30, 2005 results at current U.S. dollars and Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥115.24, from the Tokyo Foreign Exchange Market as of June 30, 2006. For six months ended June 30, 2005 results as reported on August 15, 2005, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥110.62, from the Tokyo Foreign Exchange Market as of June 30, 2005.
2. We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3. Variance shows comparison between consolidated business results for six months year-to-date ending June, 2005 and for six months year-to-date ending June 30, 2006 both of which are at current rate as of June 30, 2006.
4. On September 22, 2005, the Company carried out a share split to split 1 share to 3 shares.
5. Total Net Assets as of June 30, 2005 was reported as total shareholders' equity in the previous announcement at the balance sheet date.
6. June 30, 2005 Basic EPS as shown above being US$-2.20 (¥-253.11) already reflected the effect of the share split in September 22, 2005 to allow apple to apple comparison. The before adjusted Basic EPS value was US$-6.59 (¥-759.33) for June 30, 2005.

Consolidated Business Results under IFRS (for reference only)

(Units: USD thousand (Yen thousand))

	June, 2005 (6 Months YTD)	June, 2005 (6 Months YTD)	June, 2006 (Year to date)	Variance (%)
	(at past USD-Yen rate as of June 30, 2005)	(at current USD-Yen rate as of Jun 30, 2006)	(at current USD-Yen rate as of Jun 30, 2006)	
Turnover	46,500 (5,143,854)	46,500 (5,358,685)	75,026 (8,646,017)	61
EBITDA	6,323 (699,525)	6,323 (728,740)	11,273 (1,299,121)	78
Net Income	2,068 (228,786)	2,068 (238,341)	4,854 (559,418)	135
Basic EPS (US$) (Yen)	3.28 362.83	3.28 377.99	5.73 660.33	
Diluted EPS (US$) (Yen)	3.26 360.62	3.26 375.68	5.63 648.80	73

(Notes)

1. For six months period-to-date ended June 30, 2006 results and six months ended June 30, 2005 results at current Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥115.24, from the Tokyo Foreign Exchange Market as of June 30, 2006. For six months ended June 30, 2005 results as reported on August 15, 2005, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥110.62, from the Tokyo Foreign Exchange Market as of June 30, 2005.
2. We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.
3. Variance shows comparison between consolidated business results for six months year-to-date ending June, 2005 and for six months year-to-date ending June 30, 2006 both of which are at current rate as of June 30, 2006.
4. On September 22, 2005, the Company carried out a share split to split 1 share to 3 shares.
5. June 30, 2005 Basic EPS and Diluted EPS as shown above being US$3.28 (¥377.99) and US$3.26 (¥375.68) respectively already reflected the effect of the share split in September 22, 2005 to allow apple to apple comparison. The before adjusted Basic EPS and Diluted EPS values were US$9.84 (¥1,133.96) and US$9.78 (¥1,127.05) respectively.

2. Outline of Consolidated Business Results (from January 1, 2006 to June 30, 2006)

Turnover

Consolidated turnover was US$75,026 thousand (¥8,646,017 thousand) for the six months year-to-date ended June 30, 2006, higher than the US$46,500 thousand (¥5,358,685 thousand) for the six months year-to-date ended June 30, 2005.

Higher consolidated turnover in 2006 is primarily due to:

- Consolidation of newly acquired subsidiaries, including Ming Shing International Ltd and Beijing JingGuanXinCheng Advertising Co. Ltd in first half 2006 which accounted for 15.9% of our consolidated turnover in 2006.
- Full period impact from subsidiaries, including Taylor Rafferty Associates Inc, Washington Analysis Corporation, EconWorld Media Limited and Beijing Century Media Culture Co. Ltd, that joined the group in 2005 as they accounted for 22.7% of our consolidated turnover in 2006.
- Increased demand for China focused financial information and product line extensions such as Xinhua G7 China Service and China Bullet Points in the news service line.
- Realizing synergies among the group, including cross-selling the services or products provided by our subsidiaries, arising from a more streamlined sales and marketing approach of our global operations.

Cost of sales

Consolidated cost of sales was US$31,466 thousand (¥3,626,134 thousand) for the six months year-to-date ended June 30, 2006, higher than the US$22,082 thousand (¥2,544,772 thousand) for the six months year-to-date ended June 30, 2005. Consolidated cost of sales mainly consists of reporting and editorial staff costs, direct marketing expenses, production fees, distribution charges and data acquisition costs. Consolidated cost of sales represented 42% and 47% of consolidated turnover for the six months ended June 30, 2006 and six months ended June 30, 2005, respectively. The increase of the amount of consolidated cost of sales is primarily due to consolidation of newly acquired subsidiaries that accounted for US$8,054 thousand (¥928,143 thousand) in the six month year-to-date ended June 30, 2006 and full period impact from subsidiaries in that accounted for US$4,096 thousand (¥472,023 thousand) in the six month year-to-date ended June 30, 2006 which joined the group in 2005.

Gross Margin

Gross margin ratio of consolidated gross profit to consolidated turnover was 58% for the six months ended June 30, 2006 versus 53% for the six months ended June 30, 2005, mainly due to higher gross margin derived from full period impact of subsidiaries that joined the group in 2005 such as Washington Analysis Corporation and Taylor Rafferty Associates Inc.

Selling, general and administrative expenses

Consolidated selling, general and administrative expenses were US$41,300 thousand (¥4,759,360 thousand) for the six months year-to-date ended June 30, 2006, higher than the US$25,383 thousand (¥2,925,104 thousand) for the six months year-to-date ended June 30, 2005. Higher selling, general and administrative expenses are mainly due to costs associated with expansion activities and the inclusion of selling, general and administrative expenses from consolidation of our 2005 and first half 2006 acquisitions. Selling, general and administrative expenses as a percentage of sales consolidated turnover remain constant at 55% for the two periods.

Operating profit/loss

As a result of the above, Operating Profit was US$2,261 thousand (¥260,523 thousand) for the six months year-to-date ended June 30, 2006, versus Operating Loss of US$965 thousand

(￥111,192 thousand) for the six months year-to-date ended June 30, 2005.

Ordinary profit/ loss

Ordinary Profit was US$3,442 thousand (￥396,600 thousand) for the six months year-to-date ended June 30, 2006, versus Ordinary Loss of US$820 thousand (￥94,500 thousand) for the six months year-to-date ended June 30, 2005. As a result of the above Operating Profit, Ordinary Profit was arrived at after accounting for US$2,150thousand (￥247,778 thousand) interest and other income being offset by US$969 thousand (￥111,700 thousand) interest expense and others.

Net profit/loss

As a result of the above, Net Profit was US$2,012 thousand (￥231,830 thousand) for the six months year-to-date ended June 30, 2006, versus Net Loss of US$1,385 thousand (￥159,649 thousand) for the six months year-to-date ended June 30, 2005. Net Profit for the six months ended June 30, 2006 includes 1) a one-time gain of US$650 thousand (￥74,930 thousand) from the sale of a minority stake in a subsidiary to a strategic investor, and 2) a one-time gain of US$3,000 thousand (￥345,720 thousand) from the redemption of minority interests, and 3) minority interests US$3,349 thousand (￥385,893 thousand) of which US$1,650 thousand (￥190,146 thousand) was a one-time charge related to the previously mentioned one-time gain of US$3,000 thousand (￥345,720 thousand). Net income was US$426 thousand (￥49,092 thousand) after elimination of the above and other one-time items and non-cash ESOP expense of US$141 thousand (￥16,249 thousand).

EBITDA

EBITDA was US$11,089 thousand (￥1,277,853 thousand) for the six months year-to-date ended June 30, 2006, versus US$6,223 thousand (￥717,086 thousand) for the six months year-to-date ended June 30, 2005. EBITDA is calculated by taking Operating Income or Loss adding back depreciation, amortization and amortization of goodwill.

Balance Sheet Analysis

(Units: USD thousand (Yen thousand))

	As of June 30, 2005	As of June 30, 2006	Variance (%)
	(at current USD-Yen rate as of Jun 30, 2006)	(at current USD-Yen rate as of Jun 30, 2006)	
Current Assets	34,288 (3,951,366)	151,461 (17,454,378)	342
Non-current Assets	187,399 (21,595,887)	340,334 (39,220,137)	82
Current Liabilities	34,656 (3,993,715)	78,516 (9,048,152)	127
Non-current Liabilities	12,012 (1,384,274)	29,428 (3,391,314)	145
Total Net Assets	174,736 (20,136,592)	383,852 (44,235,049)	

(Notes)

1. Total Net Assets as of June 30, 2005 was reported as total shareholders' equity in the previous announcement at the balance sheet date.

Cashflow Analysis

Operating activities

Net cash used in operating activities amounted to US$13,180 thousand (¥1,518,867 thousand) for the six months year-to-date ended June 30, 2006. In line with our turnover growth, this usage was due to an increase in working capital needs, mainly trade receivables, from the rapid expansion of our business.

Investing activities

Net cash used in investing activities amounted to US$43,548 thousand (¥5,018,497 thousand) for the six months year-to-date ended June 30, 2006, mainly consisted of cash used for strategic acquisitions such as Ming Shing International Ltd and Beijing JingGuanXinCheng Advertising Co. Ltd and subsequent consideration payment for Washington Analysis Corporation that totalled to US$36,333 thousand (¥4,187,063 thousand), deposits paid for upcoming acquisitions US$8,035 thousand (¥925,920 thousand) and capital expenditures US$2,835 thousand (¥326,753 thousand).

Financing Activities

Cashflow from financing activities amounted to US$63,506 thousand (¥7,318,441thousand) for the six months year-to-date ended June 30, 2006, mainly consisted of US$ 1,230 thousand (¥141,779 thousand) in issuance of shares from the exercise of outstanding warrants, US$1,944 thousand (¥223,993 thousand) in net repayment of bank borrowing, and US$70,000 thousand (¥8,066,800 thousand) of funds raised by a subsidiary.

Cash Balance

Ending cash balance was US$87,455 thousand (¥10,078,291 thousand) as at June 30, 2006, due to the activities as described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

3. Financial Projection (from January 1, 2006 to December 31, 2006)

Our projections have been prepared in accordance with Japan GAAP and IFRS to meet the needs of our Japanese and international investors.

There are significant differences between Japan GAAP and IFRS as applied to us, including those relating to amortization of goodwill and share based expenses. These differences result in a material deviation between the net results projected under Japan GAAP and the net results projected under IFRS.

- *Goodwill on Consolidation*

- Japan GAAP requires consolidated goodwill to be amortized within 20 years. The goodwill on consolidation of the Company has been and projected to be amortized by the straight-line method over a period of 20 years. Under IAS 36, our goodwill on consolidation in connection with subsidiaries acquired on or after March 31, 2004 is not amortized but is assessed for impairment at least annually.

- *Share-based Payment Expense*

- Under IFRS, fair value of shares or options granted for compensation is amortized over the vesting period of the shares or options. Under Japan GAAP, there is no accounting impact for shares or options granted for compensation prior to May 1, 2006. However, shares and options granted after May 1, 2006 starts to attract compensation expense under Japan GAAP.

EBITDA is presented in the projections because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of goodwill on consolidation. Goodwill on consolidation represents the excess of the aggregate purchase price over the fair value of the net assets of the business acquired and is required to be amortized under Japan GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and overall financial performance. However, it is recommended that the investors should carefully take into account financial and non-financial information as well as EBITDA.

The forecasted consolidated financial outlook for the fiscal year ending December 2006 under Japan GAAP is as follows:

	Turnover	EBITDA	Operating Income	Ordinary Income	Net Income
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For a year	166,009 (17,430,922)	25,565 (2,684,362)	9,417 (988,742)	8,917 (936,242)	1,094 (114,828)

(Reference) Forecasted net income per share (for the period): JPY140.81 (2 decimal places)

Notes:

1. Exchange rate used USD1 = ¥105.00 (estimate based on management forecast).
2. We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3. Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

For reference only, the financial outlook for the fiscal period ending December 2006 under IFRS is as follows:

	Turnover	EBITDA	Net Income
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For a year	166,009 (17,430,922)	25,565 (2,684,362)	13,842 (1,453,448)

(Reference) Forecasted net income per share (for the period): JPY1,782.33 (2 decimal places)

Notes:

1. Exchange rate used USD1 = ¥105.00 (estimate based on management forecast).
2. We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.
3. Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

August 14, 2006

Dear Sirs,

(Non-Consolidated) Summary of Business Results for the six months ending June 30, 2006

Name of the Company:	Xinhua Finance Limited (URL www.xinhuafinance.com.)
Representative:	Chief Executive Officer, Fredy Bush (TSE Mothers, Code Number : 9399)
Inquiries to:	Chief Financial Officer, Gordon Lau (TEL: Shanghai 86-21-6113-5900)
Inquiries to:	Managing Director, Investor Relations, Jiong Sun (TEL: Tokyo 81-3-3221-9500)

1. Summary of Business Results

Non-consolidated Business Results for six months year-to-date ending June 30, 2006 are provided below (the non-consolidated business results for six months year-to-date ending June 30, 2005 are provided as well for reference).

Non-consolidated Business Results under Japan GAAP

(Units: USD thousand (Yen thousand))

	June, 2005 (6 Months YTD)	June, 2005 (6 Months YTD)	June, 2006 (Year to date)	Variance (%)
	(at past USD-Yen rate as of June 30, 2005)	(at current USD-Yen rate as of Jun 30, 2006)	(at current USD-Yen rate as of Jun 30, 2006)	
Turnover	3,872 (428,311)	3,872 (446,199)	6,067 (699,150)	57
Operating Profit/Loss (-)	860 (95,121)	860 (99,094)	-870 (-100,313)	-201
Ordinary Profit/Loss (-)	928 (102,655)	928 (106,942)	-1,012 (-116,587)	-209
Net Profit/Loss (-)	928 (102,655)	928 (106,942)	-1,012 (-116,587)	-209
EBITDA	860 (95,121)	860 (99,094)	-870 (-100,313)	-201
Total Assets	191,677 (21,202,242)	191,677 (22,087,745)	361,380 (41,645,488)	88
Total Net Assets	183,646 (20,314,876)	183,646 (21,163,319)	318,744 (36,732,075)	

(Notes)

1. For six months period-to-date ended June 30, 2006 results and six months ended June 30, 2005 results at current U.S. dollars and Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥115.24, from the Tokyo Foreign Exchange Market as of June 30, 2006. For six months ended June 30, 2005 results as reported on August 15, 2005, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥110.62, from the Tokyo Foreign Exchange Market as of June 30, 2005.
2. We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3. Valiance shows comparison between business results for six months year-to-date ending June, 2005 and for six months year-to-date ending June 30, 2006 both of which are at current rate as of June 30, 2006.
4. Total Net Assets as of June 30, 2005 was reported as total shareholders' equity in the previous announcement at the balance sheet date.

2. Non-consolidated Financial Projection (from January 1, 2006 to December 31, 2006)

The forecasted financial outlook (non-consolidated) for the fiscal year ending December 2006 under Japan GAAP is as follows:

	Turnover	**EBITDA**	**Operating Income/ Loss (-)**	**Ordinary Income/ Loss (-)**	**Net Income/ Loss (-)**
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For a year	5,285 (554,967)	-5,891 (-618,513)	-5,891 (-618,513)	-5,734 (-602,028)	-5,734 (-602,028)

(Reference) Forecasted net income per share (for the period) : -*JPY* 738.25 (2 decimal places)

Notes:

1. Exchange rate used USD1 = ¥105.00 (estimate based on management forecast).
2. We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3. Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.